SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2008

Commission File No. 333-05752

CNH GLOBAL N.V.

(Translation of Registrant’s Name Into English)

World Trade Center

Tower B, 10th Floor

Amsterdam Airport

The Netherlands

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(7): ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐      No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________.)

CNH GLOBAL N.V.

Form 6-K for the month of March 2008

List of Exhibits:

1.	Registrant’s Summary North American Retail Unit Sales Activity For Selected Agricultural Equipment During the Month of February and Cumulative for 2 Months of 2008, and Indicators of North American Dealer Inventory Levels for Selected Agricultural Equipment at the End of January 2008 Relative to Industry Results or Levels, Compared with Prior Year Periods.

2.	Registrant’s Estimated North American Retail Unit Sales Activity for Selected Construction Equipment During the Month of February and cumulative for 2 Months of 2008, Relative to Industry Results or Levels, Compared with Prior Year Periods.

CNH Global N.V.

Summary North American Retail Unit Sales Activity

For Selected Agricultural Equipment

During the Month of February and Cumulative for 2 Months 2008,

and Indicators of North American Dealer Inventory Levels for Selected Agricultural

Equipment at the End of January 2008

Relative to Industry Results or Levels, Compared with Prior Year Periods

The following table summarizes selected agricultural equipment industry retail unit sales results in North America as compared with prior year periods. Industry results for the current periods are expressed as a percentage change from the prior year periods, by major product category. The percentage change reflects only industry retail unit sales results and is derived from flash, or preliminary actual, data of the U.S. Association of Equipment Manufacturers (‘AEM’) and of the Canadian Farm and Industrial Equipment Institute (‘CFIEI’).

These industry data are based on unit sales as preliminarily reported by AEM and CFIEI member companies and include most, but not all, of the equipment sold in each of the categories. The data are subject to revision from time to time and caution should be maintained when using the data for any purpose. Actual results will vary and may not be known for some time. Over time, industry results will be adjusted to reflect actual sales differences, reclassifications, or other factors. Retail unit sales will fluctuate from month to month due to several factors, including timing of new products and new product introductions, product availability, and sales programs. CNH Global N.V.’s performance for the same periods is described relative to the change in industry results.

Also included in the table are indicators of North American dealer inventory levels. Industry data are derived from the flash, or preliminary actual, data of the AEM and CFIEI and expressed as the number of months of inventory on hand, based on the simple average of the previous 12 months retail unit sales results. CNH Global N.V.’s dealer’s inventory levels for the same periods are described relative to the industry levels.

This information reflects point-in-time data that is not necessarily representative of either the market or of CNH Global N.V.’s relative performance going forward, nor does it reflect or imply any forward-looking information regarding the market or CNH Global N.V.’s relative performance in that market.

Copies of the relevant monthly Agricultural Flash reports from AEM and CFIEI follow the table.

Page 2	CNH Global N.V.	February N.A. Activity

SUMMARY OF NORTH AMERICAN RETAIL ACTIVITY

CATEGORY	Total North American INDUSTRY	CNH RELATIVE PERFORMANCE (All Brands)
RETAIL UNIT SALES: MONTH of February 2008

Agricultural Tractors: under 40 horsepower (2WD)	+2.7%	Up moderate double digits, significantly better than the industry

40 to 100 horsepower (2WD)	+7.2%	Up moderate double digits, significantly better than the industry

over 100 horsepower (2WD)	+66.6%	Up high double digits moderately better than the industry

4 wheel drive tractors	+52.7%	Up high double digits, in-line with the industry

Sub total tractors over 40 hp	+21.3%	Up high double digits, significantly better than the industry

Total Ag tractors	+12.3%	Up high double digits, significantly better than the industry

Combines	+11.6%	Up high double digits, significantly better than the industry

RETAIL UNIT SALES: 2 MONTHS 2008

Agricultural Tractors: under 40 horsepower (2WD)	(6.3)%	Up high single digits, moderately better than the industry

40 to 100 horsepower (2WD)	(5.7)%	Up low double digits, significantly better than the industry

over 100 horsepower (2WD)	+42.6%	Up high double digits, equal to the industry

4 wheel drive tractors	+34.2%	Up high double digits, moderately better than the industry

Sub total tractors over 40 hp	+6.3%	Up moderate double digits, significantly better than the industry

Total Ag tractors	+0.4%	Up low double digits, significantly better than the industry

Combines	+12.2%	Up moderate double digits, significantly better than the industry

AG DEALER INVENTORIES: END OF January 2008

Agricultural Tractors: under 40 horsepower (2WD)	6.1 months supply	in line with the industry

40 to 100 horsepower (2WD)	5.1 months supply	in line with the industry

over 100 horsepower (2WD)	3.6 months supply	in line with the industry

4 wheel drive tractors	2.6 months supply	1/2 month less than the industry

Total tractors	5.4 months supply	1/2 month less than the industry

Combines	1.6 months supply	in line with the industry

February 2008 Flash Report

U.S. Unit Retail Sales

(Report Released 3/11/2008)

Copyright, AEM. All rights reserved. If data is referenced, please acknowledge AEM as the source.

	February			YTD – February			Beginning Inventory February 2008
	2008	2007	% Chg	2008	2007	% Chg
2WD Farm Tractors
< 40 HP	5,211	5,221	-0.2	9,114	10,177	-10.4	58,687
40 < 100 HP	4,311	4,205	2.5	7,979	8,837	-9.7	33,178
100+ HP	1,862	1,134	64.2	3,555	2,489	42.8	5,930

Total 2WD Farm Tractors	11,384	10,560	7.8	20,648	21,503	-4.0	97,795
4WD Farm Tractors	240	166	44.6	489	368	32.9	810

Total Farm Tractors	11,624	10,726	8.4	21,137	21,871	8.4	98,605
Self-Prop Combines	381	338	12.7	832	741	12.3	907

These data are, in part, estimates that are subject to revisions when final detail data becomes available. Because, of the seasonal nature of the industry; comparisons of monthly data from one period to another should be done with extreme caution. These data represent most, but not all, of the manufacturers in each product category beging sold at retail in the fifty states and District of Columbia

February 2008 Flash Report

Canada Unit Retail Sales

(Report Released 3/11/2008)

Copyright, AEM. All rights reserved. If data is referenced, please acknowledge AEM as the source.

	February			YTD - February			Beginning Inventory February 2008
	2008	2007	% Chg	2008	2007	% Chg
2WD Farm Tractors
< 40 HP	476	316	50.6	1,014	636	59.4	5,370
40 < 100 HP	458	245	86.9	875	556	57.4	2,822
100+ HP	235	125	88.0	413	294	40.5	1,544

Total 2WD Farm Tractors	1,169	686	70.4	2,302	1,486	54.9	9,736
4WD Farm Tractors	47	22	113.6	72	50	44.0	152

Total Farm Tractors	1,216	708	71.8	2,374	1,536	71.8	9,888
Self-Prop Combines	53	51	3.9	96	86	11.6	240

CNH Global N.V.

Estimated North American Retail Unit Sales Activity

For Selected Construction Equipment

During the Month of February and cumulative for 2 Months of 2008,

Relative to Industry Results or Levels, Compared with Prior Year Periods

The following table summarizes CNH’s estimates of selected construction equipment industry retail unit sales results in North America as compared with prior year periods. Estimated industry results for the current periods are expressed in terms of the percentage change from the prior year periods, by major product category.

These industry preliminary estimates are based on unit sales and are believed to include most, but not all, of the equipment sold in each of the categories. The estimates are subject to revision from time to time and caution should be maintained when using the data for any purpose. Actual results will vary and may not be known for some time. Over time, industry results also will be adjusted to reflect actual sales differences, reclassifications, or other factors. Retail unit sales will fluctuate from month to month due to several factors, including timing of new products and new product introductions, product availability, and sales programs. CNH Global N.V.’s performance for the same periods is described relative to the change in industry results.

This information reflects point-in-time data that is not necessarily representative of either the market or of CNH Global N.V.’s relative performance going forward, nor does it reflect or imply any forward-looking information regarding the market or CNH Global N.V.’s relative performance in that market.

Estimated North American Retail Activity – February 2008

CATEGORY	Total North American INDUSTRY	CNH RELATIVE PERFORMANCE (All Brands)
RETAIL UNIT SALES: MONTH of February 2008

Loader/backhoes	Down low double digits	Down low double digits, Moderately more than the industry

Skid Steer Loaders	Down low single digits	Down low double digits, Moderately more than the industry

Total Light Equipment	Down low double digits	Down low double digits, Slightly more than the industry

Total Heavy Equipment	Down moderate double digits	Down high double digits, Significantly more than the industry

RETAIL UNIT SALES: 2 MONTHS 2008

Loader/backhoes	Down low double digits	Down moderate double digits Moderately more than the industry

Skid Steer Loaders	Down mid single digits	Down high single digits, Moderately more than the industry

Total Light Equipment	Down low double digits	Down low double digits, Equal to the industry

Total Heavy Equipment	Down moderate double digits	Down moderate double digits, Moderately more than the industry

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNH Global N.V.

By:	/s/ Rubin J. McDougal
Rubin J. McDougal
Chief Financial Officer

March 18, 2008